SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 July, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

19 July 2012

LLOYDS BANKING GROUP AGREES HEADS OF TERMS FOR ITS MANDATED DIVESTMENT ('VERDE')

Lloyds Banking Group plc ('The Group') has agreed non-binding heads of terms with the
Co-operative Group plc ('Co-operative') for the mandated retail and commercial divestment known as Verde.

Upon completion (estimated by the end of November 2013), the Co-operative is expected to acquire:

· 632 branches (which when combined with its existing network will have around 1,000 branches representing approximately 10 per cent of today's UK network).

· 4.8 million customers including 3.1 million personal current account customers, meaning the combined business will have approaching 7 per cent of today's personal current account market.

· A balance sheet of c. £24 billion with fully 'matched' assets and liabilities.

· The TSB and Cheltenham & Gloucester (C&G) brands.

António Horta-Osório, Group Chief Executive, said: "Today's agreement is an important step in meeting our obligations under the mandated sale of our branches.  We believe the Co-operative will be a good owner for our business, customers and colleagues, and the combined banking business will be a significant competitor on the high street with nearly 10 per cent of today's UK branch network.

"In agreeing to move ahead with the Co-operative we provide greater certainty for our customers and for our shareholders.  In addition to an upfront consideration, we will also get to share in the future financial performance of the combined banking business which will be an effective challenger with a strong customer focus."

The Verde branches and customer collateral will be rebranded to TSB from Summer 2013 and will transfer to the Co-operative at completion under this brand.

The Group will continue to work with the Co-operative to agree a sale and purchase agreement, with completion of the divestment expected by the end of November 2013.

The Group is having ongoing constructive discussions on the transaction with the relevant governmental and regulatory bodies, and will now seek formal approval for the terms of the divestment.

Under the heads of terms:

.   The Co-operative will pay the Group an initial consideration of £350 million, and up to an additional £400 million in present value - equivalent to around £800 million on a nominal basis - based on the performance of the Co-      operative's combined banking business from completion up to 2027.

. The initial consideration will be funded through the sale by Co-operative of perpetual subordinated debt, underwritten by the Group.

.  The Group is expected to deliver the Verde business with £1.5 billion of equity capital assuming a standardised capital model.  Under an Internal Ratings Based (IRB) capital model and subject to regulatory approval, the  equity capital requirement is expected to be in the range of £1.2 billion to £1.4 billion.  The Group intends to apply for an IRB approach to be adopted prior to completion.

. The Verde business will have approximately £11 billion of risk weighted assets on a standardised basis.

. The Co-operative's combined bank will ultimately operate on a separated version of the Group's proven IT platform. This will be managed under a long-term service agreement.

The completion of the divestment is currently expected to be recognised in the Group's 2013 financial statements.  We expect that the loss on disposal will be broadly offset by lower capital requirements from a reduction in the Group's risk weighted assets.  The divestment is not expected to have a material effect on the future profitability of the Group.

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director                                            +44 (0) 20 8936 5655
Email: ed.petter@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                   LLOYDS BANKING GROUP plc
                                                                                                                                                                   (Registrant)

                                                                                                                                                                    By: Kate O'Neill

                                                                                                                                                                    Name: Kate O'Neill

                                          Title: Managing Director
                                          Investor Relations

Date: 19 July, 2012